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                           TELE-COMMUNICATIONS, INC.
                                Terrace Tower II
                                5619 DTC Parkway
                           Englewood, Colorado 80111



                                         November 6, 1997



VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Tele-Communications, Inc.
          Registration Statement on Form S-3
          Number 33-58731

Ladies and Gentlemen:

          Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, please withdraw the above-referenced registration statement which was originally filed with the Securities and Exchange Commission (the "Commission") on April 20, 1995 and later amended by Amendment No. 1 thereto which was filed with the Commission on July 3, 1995 and Amendment No. 2 thereto which was filed with the Commission on August 8, 1995 (as amended, the "Registration Statement"). Tele-Communications, Inc., a Delaware corporation (the "Company"), did not proceed and will not proceed with an offering under the Registration Statement, and the Company did not sell and will not sell any securities thereunder. Consequently, the Company hereby requests that the Registration Statement be withdrawn.

                                         Very truly yours,

                                         TELE-COMMUNICATIONS, INC.


                                         By: /s/ Stephen M. Brett
                                             -------------------------
                                             Stephen M. Brett
                                             Executive Vice President